Exhibit (a)(2)
NEWS

Contact:	Media:	Equity Investment	Fixed Income	Shareholder
	Mark Truby	Community:	Investment	Inquiries:
	1.313.323.0539	Larry Heck	Community:	1.800.555.5259 or
	mtruby@ford.com	1.313.594.0613	Dave Dickenson	1.313.845.8540
		fordir@ford.com	1.313.621.0881	stockinf@ford.com
			fixedinc@ford.com
IMMEDIATE RELEASE
FORD IS NEUTRAL ON TRACINDA TENDER OFFER
     DEARBORN, Mich., May 22, 2008 – Ford Motor Company [NYSE: F] announced today that its Board of Directors has determined that Ford will express no opinion and is neutral with respect to Tracinda Corporation’s tender offer to purchase up to 20 million shares of Ford’s common stock at a price of $8.50 per share, net to the seller in cash.
     The shares sought in the tender offer represent just less than 1 percent of Ford’s outstanding common stock. According to the Schedule TO filed by Tracinda on May 9, 2008, Tracinda’s tender offer will expire on June 9, 2008 at 5 p.m., New York City time, unless the offer is extended.
     Additional information regarding the Board’s determination on the tender offer, including a copy of Ford’s statement on Schedule 14D-9, in which Ford responds to Tracinda’s tender offer, is available without charge at Ford’s website, www.ford.com, or at the SEC’s website, www.sec.gov. Additionally, written requests by Ford’s stockholders for copies of Ford’s statement on Schedule 14D-9 can be directed to:
Shareholders Relations Department
Ford Motor Company
One American Road
P.O. Box 1899
Dearborn, Michigan 48126-1899
stockinf@ford.com
(800) 555-5259
(313) 845-8540
     The Board and management of Ford remain committed to enhancing value for all of Ford’s stockholders by continuing to execute the four key priorities of its business plan: aggressively restructure to operate profitably at the current demand and changing model mix; accelerate the development of new products that customers want and value; finance the plan and improve the balance sheet; and work together effectively as one team to leverage global resources. Ford will continue to communicate with stockholders regarding these matters.

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Ford Motor Company, a global automotive industry leader based in Dearborn, Mich., manufactures or distributes automobiles in 200 markets across six continents. With about 244,000 employees and about 90 plants worldwide, the company’s core and affiliated automotive brands include Ford, Lincoln, Mercury, Volvo, Mazda, and, until completion of their sale, Jaguar and Land Rover. The company provides financial services through Ford Motor Credit Company. For more information regarding Ford’s products, please visit www.ford.com.

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